AB 10/15

CD 10/9

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT - 9 2013
DIVISION OF TRADING & MARKETS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 3 2013
DIVISION OF TRADING & MARKETS

SECU 13025898 SSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-68975~~ |

68979

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Star American Capital Advisors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 3 2013
REGISTRATIONS BRANCH
16

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OD 10/18/13

# STAR AMERICA CAPITAL ADVISORS, LLC

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY INFORMATION
## FOR THE PERIOD APRIL 9, 2012
## THROUGH DECEMBER 31, 2012

# STAR AMERICA CAPITAL ADVISORS, LLC
## CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

# Independent Auditors' Report

To the Members of
Star America Capital Advisors, LLC

**Report on the financial statements**

We have audited the accompanying statement of financial condition of Star America Capital Advisors, LLC (the "Company") as of December 31, 2012 and the related statement of operations, changes in member's equity and cash flows, for the period April 9, 2012 through December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.



110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Star America Capital Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the period April 9, 2012 through December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedules I, II, and III is presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

*KBL, LLP*

KBL, LLP
New York, NY
February 12, 2013

# STAR AMERICA CAPITAL ADVISORS, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2012

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 76,315 |
| Accounts receivable | | 15,778 |
| Prepaid expenses | | 1,085 |
| **Total Assets** | $ | 93,178 |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 1,138 |
| Accounts payable to parent company | | 3,609 |
| **Total Liabilities** | | 4,747 |
| **Member's Equity** | | 88,431 |
| **Total Liabilities and Member's Equity** | $ | 93,178 |

***The accompanying notes are an integral part of these financial statements.***

# STAR AMERICA CAPITAL ADVISORS, LLC

## STATEMENT OF OPERATIONS

## FOR THE PERIOD APRIL 9, 2012 THROUGH DECEMBER 31, 2012

| | |
|---|---|
| **Revenues** | |
| Consulting fees | $ 65,000 |
| **Total Revenues** | 65,000 |
| **Expenses** | |
| Professional fees | 7,687 |
| Salaries | 135,000 |
| Occupancy | 5,400 |
| Regulatory fees | 63 |
| Office expenses and other | 376 |
| **Total Expenses** | 148,526 |
| **Net (loss)** | $ (83,526) |

***The accompanying notes are an integral part of these financial statements.***

# STAR AMERICA CAPITAL ADVISORS, LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## FOR THE PERIOD APRIL 9, 2012 THROUGH DECEMBER 31, 2012

| | | |
|---|---|---|
| **Balance - April 9, 2012** | $ | 31,557 |
| Member contributions | | 140,400 |
| Net (loss) | | (83,526) |
| **Balance - December 31, 2012** | $ | 88,431 |

***The accompanying notes are an integral part of these financial statements.***

# STAR AMERICA CAPITAL ADVISORS, LLC

## STATEMENT OF CASH FLOWS

## FOR THE PERIOD APRIL 9, 2012 THROUGH DECEMBER 31, 2012

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net (loss) | $ (83,526) |
| Adjustments to reconcile net (loss) to net cash used in operating activities: | |
| Changes in operating assets and liabilities: | |
| (Increase) in accounts receivable | (15,778) |
| (Increase) in prepaid expenses | (1,085) |
| (Decrease) in accounts payable to parent company | (4,176) |
| (Decrease) in accounts payable and accrued expenses | (4,120) |
| **Total Adjustment** | (25,159) |
| **Net Cash Used in Operating Activities** | (108,685) |
| **Cash Provided by Financing Activities** | |
| Member contributions | 140,400 |
| **Net Increase in Cash** | 31,715 |
| **Cash -April 9, 2012** | 44,600 |
| **Cash - December 31, 2012** | $ 76,315 |

**Supplemental Disclosure of Cash Flow Information**

| | |
|---|---|
| Interest paid | $ -- |
| Income taxes paid | $ -- |

***The accompanying notes are an integral part of these financial statements.***

## NOTE 1 - ORGANIZATION

Star America Capital Advisors, LLC (the "Company") was organized as a Limited Liability Company on September 23, 2011, in the state of New York and is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on April 9, 2012, the Central Registration Depository ("CRD") membership effective date. The Company earns fees from advisory services including merger and acquisitions, restructurings, valuations, and capital raising services for clients. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC"). Financial statements are only presented for the period from April 9, 2012 ("the date Company was granted membership") through December 31, 2012.

*Recently Issued Accounting Pronouncements:*

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***BASIS OF PRESENTATION***

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

***USE OF ESTIMATES***

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***ACCOUNTS RECEIVABLE***

The Company extends unsecured credit to its customers in the normal course of business. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of December 31, 2012, the Company has not recorded an allowance for any potential non-collection.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *REVENUE RECOGNITION*

The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period earned, with separate revenue recognition once each transaction is finalized.

### *CASH AND CASH EQUIVALENTS*

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

### *ADVERTISING COSTS*

Advertising costs are expensed as incurred. Advertising costs, which are included in office and other expenses, were deemed to be nominal during the reporting period.

### *IMPAIRMENT OF LONG-LIVED ASSETS*

The Company assesses the recoverability of its long lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the period April 9, 2012 through December 31, 2012.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *CONCENTRATIONS OF CREDIT RISK*

Financial instruments that subject the Company to credit risk principally of accounts receivable and cash. As of December 31, 2012, three customers accounted for 100% of accounts receivable. During the period April 9, 2012 through December 31, 2012, the Company recognized $65,000 from three companies that accounted for 38%, 38% and 24%, respectively, of its total revenue.

### *INCOME TAXES*

The Company is a New York single member LLC and is considered a disregarded entity for federal and state income tax purposes and is therefore required to be treated as a division of another entity. The Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1, in the first year of membership, and 15 to 1 thereafter.

As of December 31, 2012, the Company had net capital of $71,568, which exceeded required net capital by $66,568 and aggregate indebtedness of $4,747. The Company's aggregate indebtedness to net capital ratio was .07 to 1 as of December 31, 2012.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

**NOTE 3 - NET CAPITAL REQUIREMENTS (CONTINUED)**

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

**NOTE 4- RELATED PARTY TRANSACTIONS**

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain administrative expenses, such as insurance, on behalf of the Company for which the Parent is reimbursed. Additionally, the Company and Parent may, from time to time, work collaboratively whereby the Parent provides pricing and consultancy support to the Company, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company reimburses the Parent for these expenses, and they have been included in Accounts Payable to Parent Company on the accompanying statement of financial condition.

In the ordinary course of business the Company's employees may incur expenditures relating to services performed for the Company. As of December 31, 2012 amounts not yet reimbursed have been included in Accounts Payable to Parent Company on the accompanying statement of financial condition, in the amount of $3,609.

**NOTE 5 - COMMITMENTS AND CONTINGENCIES**

***LITIGATION***

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

***LEASE COMMITMENTS***

The Company subleases its corporate office facility from Star America Group Holdings, LLC. The rent expense is $600 a month. Rent expense for the period April 9, 2012 through December 31, 2012 was $5,400.

**NOTE 6 - SUBSEQUENT EVENTS**

The Company evaluated events occurring between the end of its fiscal year, December 31, 2012, and February 12, 2013 when the financial statements were issued. There were no transactions or events that required disclosure as subsequent events.

# STAR AMERICA CAPITAL ADVISORS, LLC
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2012

| | | |
|---|---|---|
| **Net Capital** | | |
| Total member's equity | | $ 88,431 |
| **Deductions and Charges** | | |
| Non-allowable assets: | | |
| Accounts receivable | 15,778 | |
| Prepaid expenses | 1,085 | |
| **Total Deductions and Charges** | | 16,863 |
| **Net Capital** | | $ 71,568 |
| **Aggregate Indebtedness (A.I.)** | | |
| Accounts payable and accrued expenses | 1,138 | |
| Accounts payable to parent company | 3,609 | |
| | | $ 4,747 |
| **Computation of Basic Net Capital Requirement** | | |
| (a) Minimum net capital required (6 2/3 % of total A.I.) | | $ 316 |
| (b) Minimum net capital required of broker dealer | | $ 5,000 |
| **Net Capital Requirement** (Greater of (a) or (b)) | | $ 5,000 |
| **Excess Net Capital** | | $ 66,568 |
| **Net Capital less greater of 10% of A.I. or 120% of Net Capital Requirement** | | $ 65,568 |
| **Ratio of A.I. to Net Capital** | | 0.07 |
| **Reconciliation with Company's Computation** (Included in Part IIA of Form X-17A-5 as of December 31, 2012) | | |
| **Net Capital** - As reported in the Company's Part IIA of fourth quarter FOCUS Report (unaudited) | | $ 61,568 |
| **Audit Adjustments** | | 10,000 |
| **Net Capital** - December 31, 2012 (audited) | | $ 71,568 |

***See independent auditors' report.***

# STAR AMERICA CAPITAL ADVISORS, LLC
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2012

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i)of the rule, and therefore, is not required to maintain a "Special Reserve Bank Account for the Excl Benefit of Customers."

***See independent auditors' report.***

# STAR AMERICA CAPITAL ADVISORS, LLC

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2012

The Company had no items reportable as customers' fully paid securities: (1) not in the Compan) possession or control as of the audit date (for which instructions to reduce to possession or contr( had been issued as of the audit date) but for which the required action was not taken by the Com] within the time frames specified under Rule 15c3-3 or (2) for which instructions to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags wh result from normal business operations" as permitted under Rule 15c3-3.

*See independent auditors' report.*

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

To the Members of
Star America Capital Advisors, LLC

In planning and performing our audit of the financial statements of Star America Capital Advisors, LLC (the "Company") as of and for the period April 9, 2012 through December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of business performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 12, 2013

**Star America Capital Advisors, LLC**
**Supplemental SIPC Report**
**For The Period April 9, 2012 Through**
**December 31, 2012**

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

# Supplemental SIPC Report

To the Members of
Star America Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, , we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period April 9, 2012 through December 31, 2012, which were agreed to by Star America Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Star America Capital Advisors, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Star America Capital Advisors, LLC 's management is responsible for Star America Capital Advisors, LLC 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the period April 9,2012 through December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period April 9,2012 through December 31, 2012, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 12, 2013



110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

Star America Capital Advisors, LLC
Determination of "SIPC Net Operating Revenues"
And General Assessment
For The Period April 9, 2012 through December 31, 2012
Schedule of Assessment Payments

| | |
|---|---|
| General Assessment | $ 162.50 |
| Less: Payments Made: | |

| Date Paid | Amount |
|---|---|
| 07/17/12 | $63.00 |
| 01/31/13 | $74.50 |

| | |
|---|---|
| | 137.50 |
| Interest on late payment(s) | |
| Total Assessment Balance and Interest Due | $ 25.00 |
| Payment made with Form SIPC 7 | $ 74.50 |

See Independent Auditors' Report.

Star America Capital Advisors, LLC
Determination of "SIPC Net Operating Revenues"
And General Assessment
For The Period April 9, 2012 through December 31, 2012

| | |
|---|---|
| Total revenue | $ 65,000 |
| Additions: | |
| Various (list) | |
| Total additions | $ 0 |
| Deductions: | |
| Total deductions | $ 0 |
| SIPC NET OPERATING REVENUES | $ 65,000 |
| GENERAL ASSESSMENT @ .0025 | $ 162.50 |

See Independent Auditors' Report.